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Karter Louis · 2nd

 **Soul Slice**

Founder & CEO at Soul Slice

San Francisco, California, United States ·

Contact info

500+ connections

 **4 mutual connections:** Arno Hesse, Jonny Price, and 2 others

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Soul Slice's biscuit-crust pizzas push the boundaries of Southern food

Berkeleyside

Soul Slice (perhaps controversially) serves
Southern food on a biscuit crust.



**Top That: Soul Slice brings Soutl
with unique toppings on biscuit**

East Bay Express | Oakland, Berkeley &

Jeffrey Edalatpour dines at Oaklar
pizza innovators, Soul Slice, and s

Experience



Founder & CEO
Soul Slice · Full-time
Nov 2020 – Present · 10 mos
Oakland, California, United States

Principal Consultant
iYong International
2009 – Present · 12 yrs
Hong Kong - San Francisco

Strategic consulting for branding, marketing, fundraising & business development.
Extensive experienced in creating and developing many successful brands worldwide.

Founder & CEO
Hillbilly Tea
Jan 2010 – Dec 2016 · 7 yrs
Louisville, Kentucky Area

Founder and proprietor of the celebrated tea brand, which included a line of retail teas, other branded tea infused products and 3 restaurants, including one in Shanghai.

Operating Partner
Samovar Tea Lounge
Jun 2004 – 2010 · 6 yrs
San Francisco Bay Area

Help to develop and establish San Francisco's premier tea lounge and beloved tea brand.

Founder
Kworld Entertainment
Jan 2001 – 2010 · 9 yrs
Greater New York City Area

Formally Triangle Entertainment & Associates (TEA, Inc.) formed this production company to produce independent music and documentaries.

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Education



Alliant International University-San Diego Scripps Ranch
BFA, musical theater

Musical Theater



Sullivan University
Business Management

business marketing & management



